EXHIBIT 2

Interim Management’s Discussion and Analysis for the first fiscal quarter ended
March 31, 2003

Management’s Discussion and Analysis

All financial figures are in Canadian dollars unless noted otherwise. Natural gas converts to barrels of oil equivalent (BOE) at a 6:1 ratio (six million cubic feet of natural gas converts to one thousand barrels of oil equivalent).

This Management’s Discussion and Analysis should be read in conjunction with the attached March 31, 2003 unaudited consolidated interim financial statements and notes. Readers should also refer to Suncor’s 2002 Annual Information Form and Management’s Discussion and Analysis on pages 16 to 38 of Suncor’s 2002 Annual Report.

Industry Indicators

	3 months ended	3 months ended
(average for the period)	March 31, 2003	March 31, 2002

West Texas Intermediate (WTI) crude oil US$/barrel at Cushing	33.85	21.65
Canadian 0.3% par crude oil Cdn$/barrel at Edmonton	51.40	34.45
Light/heavy crude oil differential US$/barrel — WTI @ Cushing/Bow River @ Hardisty	7.60	5.20
Natural gas US$/thousand cubic feet @ Henry Hub	6.60	2.40
Natural gas Cdn$/gigajoule @ AECO	7.50	3.15
New York Harbour 3-2-1 crack (1) US$/barrel	6.35	2.80
Exchange rate: Cdn$:US$	0.66	0.63

(1)   New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking two times the New York Harbour gasoline margin plus one times the New York Harbour distillate margin and dividing by three.

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Net earnings for the quarter were $368 million, compared to $90 million for the first quarter of 2002. The increase in net earnings was primarily due to higher benchmark crude oil and natural gas prices, higher Oil Sands sales volumes, improved downstream refining and retail margins, and an unrealized after-tax foreign exchange gain of $44 million on translation of the U.S. dollar denominated debt. These factors were partially offset by higher crude oil hedging losses, higher cash and non-cash operating expenses, higher royalties and exploration expenses and an overall strengthening of the Canadian dollar relative to the U.S. dollar. Crude oil hedging losses for the first quarter were $59 million, compared to $11 million in the first quarter of 2002.

Cash flow from operations in the first quarter was $613 million, compared to $181 million in the same period of 2002. The increase was primarily due to the same factors that impacted earnings and the impact in 2002 related to long-term employee incentive programs.

YTD Net Earnings Analysis

($ millions)

ANALYSIS OF SEGMENTED EARNINGS AND CASH FLOW

Oil Sands

Oil Sands reported 2003 first quarter net earnings of $306 million, compared with $111 million in the first quarter of 2002. Net earnings increased due to higher benchmark crude prices, higher overall sales volumes, a higher percentage of sweet crude oil and diesel fuel and higher corresponding premiums on diesel fuel and a narrowing of price differentials for sour crude oil. These factors were partially offset by increased natural gas costs and higher non-cash expenses primarily relating to higher overburden amortization due to increased production.

Cash flow from operations for the quarter was $541 million, compared to $213 million during the first quarter of 2002. The increase was primarily due to the same factors that increased earnings.

Production during the first quarter of 2003 averaged 211,100 barrels of crude oil per day, compared to 179,300 barrels per day in the same period last year.

YTD Net Cash Flow Analysis

($ millions)

Production in the first quarter of 2003 was lower than Suncor’s target of 220,000 to 225,000 barrels per day, due primarily to the impact of cold winter weather on operations.

Sales during the first quarter averaged 211,200 barrels per day, compared with 188,100 barrels per day during the first quarter of 2002.

Effective January 2003, Suncor revised its definitions of cash and total operating costs. These revised definitions report only those costs directly related to producing a barrel of oil from oil sands during the current period, including natural gas and imported bitumen costs. To enable comparison, cash operating costs under the previous definition are included in brackets. For full details, see page 18 of Suncor’s quarterly Report to Shareholders.

Cash operating costs averaged $12.40 ($14.95) per barrel for the first quarter of 2003, compared to the $10.20 ($12.50) per barrel average in the fourth quarter of 2002. The increase reflects higher natural gas costs of $1.35 per barrel and lower than expected production rates.

The impact of high natural gas prices has resulted in Suncor adjusting its cash operating cost target for the year. Suncor currently expects cash operating costs for 2003 to average $11.25 to $11.75 ($13.50 to $14) per barrel.

Oil Sands expects to begin a 30-day maintenance shutdown of Upgrader #1, the company’s original oil sands upgrader, on May 19, 2003. Management expects this maintenance work will contribute to improved upgrader reliability. The total cost of the shutdown is currently estimated to be $75 million to $80 million, an increase of approximately $10 million from the original budget due to scope and timing changes.

During the maintenance shutdown, a new fractionating tower is expected to be installed, replacing the original vessel, which has been in operation since 1967. The tower separates hydrocarbon vapours into naphtha, kerosene and gas oil. The total cost of the replacement is budgeted at $80 million.

Oil Sands Operating Costs

	3 months ended	3 months ended
($ per production barrel)	March 31, 2003	December 31, 2002

Cash costs	9.20	8.30
Natural gas	3.10	1.75
Imported bitumen	0.10	0.15
Cash operating costs	12.40	10.20
Depletion, depreciation and amortization	6.20	6.05
Total operating costs	18.60	16.25

Energy Marketing & Refining

EM&R’s 2003 first quarter net earnings were $21 million, compared to $7 million in the first quarter of 2002. The increase is due to higher refining and retail gasoline margins and increased volumes. These favorable impacts were partially offset by the absence of retail natural gas marketing earnings in 2003 as the business was sold in the second quarter of 2002.

Cash flow from operations for the first quarter was $49 million, compared to $28 million in the same quarter of 2002. The increase was primarily due to the same factors that increased earnings.

Rack Forward, the retail and commercial customer division of EM&R, reported first quarter net earnings of $5 million, unchanged from the first quarter of 2002. Retail margins averaged 7.0 cents per litre (cpl) in the first quarter of 2003, compared to 6.1 cpl in the first quarter of 2002. Increased earnings resulting from higher retail margins were partially offset by lower margins from the commercial and reseller channels. Also impacting Rack Forward earnings was a $4 million reduction in retail natural gas marketing earnings compared to the same quarter in 2002.

Rack Back, the refining and large industrial customer division of EM&R, reported first quarter net earnings of $17 million, compared with $2 million in the same quarter of 2002. The higher earnings were due to higher refining margins and an increase in refining volumes. The higher refining margins were driven by below-average industry inventory levels, concern over tightening supply due to geopolitical factors, and unseasonably cold weather in parts of North America. Sales volumes also increased by approximately 16% compared to the same quarter of 2002, due mainly to stronger distillate sales. The Sarnia refinery’s crude utilization averaged 103%, compared to 102% in the first quarter of 2002, reflecting stable refinery reliability.

Energy marketing and trading activities resulted in a loss of $1 million in the first quarter of 2003. Physical and financial trading activities began in the fourth quarter of 2002.

EM&R is currently investigating sour crude oil processing options at its Sarnia refinery. The proposed refinery modifications would allow the refinery to better integrate with Oil Sands by allowing it to process Oil Sands sour crude, while meeting Environment Canada’s new regulations for ultra low sulphur diesel. A decision on whether to proceed with the refinery modifications is expected in 2004 and is subject to regulatory and Board of Directors’ approval.

On April 15 Suncor announced plans to acquire a refinery and related assets in Colorado from ConocoPhillips. Suncor will pay US$150 million (Cdn$220 million) for the assets with a further investment of US$175 million to $225 million (Cdn$260 million to $330 million) to meet new fuels regulations and enable the refinery to integrate some Suncor sour crude blends. The purchase, which is expected to close in August, is subject to a number of conditions including approval of the U.S. Federal Trade Commission and other regulatory authorities.

Natural Gas

Natural Gas reported 2003 first quarter net earnings of $28 million, compared with $5 million during the first quarter of 2002. The increase was primarily due to higher commodity prices and a 5% increase in production volume, partially offset by higher royalty expenses. Realized natural gas prices in the first quarter of 2003 were $7.54 per thousand cubic feet (mcf), compared to $3.21 per mcf in the first quarter of 2002.

Cash flow from operations for the first quarter of 2003 was $88 million, compared to $34 million in the first quarter of 2002. The increase was primarily due to the same factors that increased earnings.

Suncor’s strategy calls for natural gas production to exceed internal consumption, retaining the company’s position as a net seller into the North American market. Natural gas production in the first quarter of 2003 was 184 million cubic feet (mmcf) per day, compared to 175 mmcf in the first quarter of 2002. The 2003 production outlook targets an average of 185 to 190 mmcf per day for the year, exceeding Suncor’s projected internal demand of about 120 mmcf per day.

Corporate

Corporate office recorded net earnings during the first quarter of 2003 of $13 million, compared to a net loss of $33 million during the first quarter of 2002. The net income in the first quarter primarily relates to the recognition of an unrealized after-tax foreign exchange gain of $44 million in 2003, compared to $3 million in 2002. Lower overall interest costs due to lower debt levels and the capitalization of interest due to increased capital spending also reduced expenses.

Corporate’s cash flow used in operations in the quarter was $65 million, compared to $94 million in the first quarter of 2002. The decrease was primarily due to lower interest costs and the employee long-term incentive cost paid in 2002.

Analysis of Financial Condition and Liquidity

Excluding cash and cash equivalents, short-term borrowings and future income taxes, Suncor had an operating working capital deficiency of $99 million at the end of the first quarter, compared to a deficiency of $118 million at the end of 2002. The decrease primarily reflects higher trade receivables resulting from higher commodity prices and margins as well as higher inventory levels. This decrease was partially offset by higher accounts payable.

Excluding 2003 unrealized foreign exchange impacts, Suncor’s 2002 year-end net debt of $2.67 billion was reduced by approximately $270 million in the first quarter of 2003. Suncor’s undrawn lines of credit as of March 31, 2002 were approximately $1.38 billion. Further, outstanding shelf prospectuses filed in 2002 in Canada and the U.S. enable the company to issue, respectively, up to Cdn$500 million in medium term notes in Canada and up to US$500 million in debt or equity in Canada or the United States. Suncor continues to believe its capital resources as at March 31, 2003 and cash flow from operations are sufficient to fund its 2003 capital spending program.

Subsequent to March 31, 2003, Dominion Bond Rating Service Limited (“DBRS”) reduced the rating for Suncor’s debentures and medium term notes from “A” to “A (low)” with a stable trend. Suncor does not believe this change will have a material impact on its ability to access capital or its cost of borrowing. DBRS’s rating on Suncor’s commercial paper and preferred securities remain unchanged. Suncor’s current ratings with Moody’s Investor Services and Standard and Poor’s Ratings Services remained unchanged at “A3” and “A-”, respectively.

Proposed Taxation Changes to the Resource Sector

The 2003 Canadian federal budget proposes changes to resource sector taxation policies. The proposed changes include a 7% reduction of the federal tax rate, deductibility of Crown royalties and the elimination of the resource allowance deduction, to be phased in over the next five years. In addition, the recently announced Alberta provincial budget proposed a 0.5% decrease in the Alberta provincial tax rate.

Suncor expects to revalue its opening future income tax liabilities and recognize a one-time charge to earnings in 2003 of approximately $80 million. In addition, when applied to current year earnings these tax changes would result in an effective tax rate of approximately 36% for 2003 and subsequent years. The proposed changes will not impact 2003 cash flow from operations.

Suncor expects that once it is cash taxable, the loss of the resource allowance deduction for the company’s oil sands operations will offset most of the benefits of the income tax rate reduction and deductibility of crown royalties.

Legal Notice — Forward-looking Information

This news release contains certain forward-looking statements that are based on Suncor’s current expectations, estimates, projections and assumptions made in light of its experience and its perception of historical trends. The forward-looking statements speak only as of the date hereof, and Suncor undertakes no duty to update these statements to reflect subsequent changes in assumptions (or the trends or factors underlying them) or actual events or experience.

All statements that address expectations or projections about the future, including statements about Suncor’s strategy for growth, expected and future production volumes, operating and financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like “goal,” expects,” and similar expressions. These statements are not guarantees of future performance as they are based on current facts and assumptions and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor.

Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors, such as changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor’s products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor’s ability to respond to changing markets and access the capital markets; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including the Firebag In-situ Oil Sands Project and Voyageur; the integrity and reliability of Suncor’s capital assets; the cumulative impact of other resource development projects; Suncor’s ability to comply with current and future environmental laws; the accuracy of Suncor’s production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations, joint venturers, suppliers and customers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. See Suncor’s current Annual Information Form, Annual Report and Quarterly Reports to Shareholders and other documents Suncor files with securities regulatory authorities, for further details.